Exhibit (a)(5)(B)

ARRIS Announces Expiration and Results of Repurchase Option and Conversion Option for

2.00% Convertible Senior Notes Due 2026

Suwanee, Ga., November 18, 2013 – ARRIS Enterprises, Inc., a wholly owned subsidiary of ARRIS Group, Inc. (NASDAQ: ARRS), today announced the expiration of the tender offer for any and all of its outstanding 2.00% Convertible Senior Notes due 2026 (CUSIP No. 04269QAC4) (the “Notes”). Pursuant to the terms of the Notes and the indenture governing the Notes, each holder of the Notes had the right to require ARRIS Enterprises to purchase on November 15, 2013 all or part of such holder’s Notes at a price equal to 100% of the principal amount of the Notes. The repurchase price did not include the interest accrued up to November 15, 2013, which was paid separately to the holders of the Notes of record as of November 1, 2013. As of the expiration of the tender offer, Notes in the aggregate principal amount of $30,000 were validly tendered and not validly withdrawn. ARRIS Enterprises accepted for purchase all of these Notes.

ARRIS Enterprises also announced today the expiration of the option of each holder of the Notes to convert the Notes. Pursuant to the terms of the Notes and the indenture, each holder of the Notes had the right to convert the Notes from October 15, 2013 to November 15, 2013 for the consideration provided for in the indenture. As of the expiration of the conversion option, Notes in the aggregate principal amount of $231,197,000 were validly surrendered for conversion.

Following the purchase of the Notes pursuant to the repurchase option and the conversion of the Notes pursuant to the conversion option, $744,000 in aggregate principal amount of the Notes remained outstanding. As previously announced, ARRIS Enterprises redeemed all of these remaining Notes at a price equal to 100% of the principal amount of the Notes. The redemption price did not include the interest accrued up to November 15, 2013, which was paid separately to the holders of the Notes of record as of November 1, 2013.

About ARRIS

ARRIS is a premier video and broadband technology company that transforms how service providers worldwide deliver entertainment and communications without boundaries. Its powerful end-to-end platforms enable service and content providers to improve the way people connect – with each other and with their favorite content. The Company’s vision and expertise continue to drive the industry’s innovations, as they have for more than 60 years. Headquartered north of Atlanta, in Suwanee, Georgia, ARRIS has R&D, sales and support centers throughout the world. For more information: www.arrisi.com.

Forward-Looking Statements

This press release contains forward looking statements. Statements regarding future events are based on the parties’ current expectations. Actual results may differ materially from those suggested by any forward-looking statement. Forward-looking statements are necessarily subject to associated risks. Factors that could cause results to differ from current expectations include: the uncertain current economic climate and financial markets, and their impact on our customers’ plans and access to capital; the impact of rapidly changing technologies; the impact of competition on product development and pricing; the ability of ARRIS to react to changes in general industry and market conditions; rights to intellectual property and the current trend toward increasing patent litigation, market trends and the adoption of industry standards; possible acquisitions and dispositions; and consolidations within the telecommunications industry of both the customer and supplier base. These factors are not intended to be an all-encompassing list of risks and uncertainties that may affect the Company’s business. Additional information regarding these and other factors can be found in ARRIS’ reports filed with the Securities and Exchange Commission, including its Form 10-Q for the third quarter ended September 30, 2013. In providing forward-looking statements, the Company expressly disclaims any obligation to update publicly or otherwise these statements, whether as a result of new information, future events or otherwise.

SOURCE ARRIS Group, Inc.

Bob Puccini, ARRIS Investor Relations, (720) 895-7787, bob.puccini@arrisi.com